NCG

New Caledonian Geological Consulting
RR 6, 1450 Davidson Road
Gibsons, B.C., Canada V0N 1V6
Vancouver phone (604) 684-6864 fax (604) 608-2957
e-mail peter@ronning.ca

consulting to the mineral exploration industry since 1989

Consent of Peter A. Ronning, P.Eng.

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
l'Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Re: U.S. GOLD CORPORATION and
US GOLD CANADIAN ACQUISITION CORPORATION
OFFER TO PURCHASE
all of the outstanding common shares of
WHITE KNIGHT RESOURCES LTD.
Dated February 12, 2007
(the "Offer to Purchase")

I, Peter Ronning, do hereby consent to the filing of the written disclosure of the technical report entitled "Technical Report Gold Pick and Gold Ridge North Deposits Eureka County, Nevada." (the "**Technical Report**") dated April 3, 2006 and any extracts from or summary of the **Technical Report**, contained in the the **Offer to Purchase**.

I also certify that I have read the written disclosure contained in the **Offer to Purchase** that is derived from the **Technical Report**. I do not have any reason to believe that there are any misrepresentations in the information derived from the **Technical Report** or that the written disclosure in the **Offer to Purchase** contains any misrepresentation of the information contained in the **Technical Report**.

Dated this 8th day of February, 2007.

Yours sincerely,

Peter A. Ronning, P.Eng.